UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Banco Bradesco S.A. hereby informs its shareholders and the market the approval, by the Central Bank of Brazil, on April 6, 2021, of the capital stock increase process in the amount of R$4,000,000,000.00, increasing it from R$79,100,000,000.00 to R$83,100,000,000.00, with 10% (ten percent) bonus stock (1 new share for each 10 shares of the same type held), as resolved in the Special Shareholders’ Meeting held on March 10, 2020, informing that:

1)	the shareholders registered in the Bank’s books on April 16, 2021 will be benefited. As of April 19, 2021 the shares will be traded ex-bonus;
2)	the bonus shares will be included in the shareholders’ position on April 22, 2021 and they will be available on April 23, 2021;
3)	monthly interest on shareholders’ equity remain by the gross amount of R$0.017249826 per common share and R$0.018974809 per preferred share which, net of withholding income tax of 15% (fifteen percent), correspond to, respectively, R$0.014662352 and R$0.016128588. Withholding income tax does not apply to legal entities that are exempt from such taxation.

By appropriate, it also informs that:

•	the unit value of the bonus shares is R$4.527177676, pursuant to the provisions in Article 10 of Law No. 9,249, of December 26, 1995 (amended by Law No. 12,973, of May 13, 2014), and in Paragraph One of Article 58 of Brazilian Federal Revenue Service Normative Instruction No. 1,585, of August 31, 2015, which will be included in the “Statement of Book-Entry Shares for the 2022 Income Statement, referring to the 2021 Calendar Year”;
•	for the shareholders who want to transfer fractions of shares resulting from the bonus stock, it is established the period from April 23, 2021 to May 24, 2021, pursuant to the provisions of Paragraph Three of Article 169 of Law No. 6,404/76. After this period, eventual remaining fractions will be separated, grouped into whole numbers and sold at an Auction to be held on June 9, 2021 at B3 S.A. – Brasil, Bolsa, Balcão (B3), and the respective amounts will be made available to shareholders entitled there to on June 25, 2021, as follows:

a)	to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate; and
b)	to shareholders whose shares are deposited at B3, by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

The shareholders who do not have such data updated must present themselves at a Bradesco Branch on their preference bearing their Individual Taxpayer’s ID, Identification Document and proof of residence for record updating and receiving the respective amounts to which they are entitled.

The shares composing the capital stock will have equal participation, as of April 16, 2021, in the monthly interest on shareholders’ equity and eventually complementary ones and/or dividends to be declared, as well as, fully, to any other advantages as of mentioned date.

Any clarification may be obtained on the Investor Relations Website - banco.bradesco/ir – Market Information – Notices and Material Facts or at the Bradesco’s Network Branches.

Cidade de Deus, Osasco, SP, April 7, 2021

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 7, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.